SEC FILE NUMBER	001-33784
CUSIP NUMBER	80007P307

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SandRidge Energy, Inc.

Full Name of Registrant

Former Name if Applicable

123 Robert S. Kerr Avenue

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of SandRidge Energy, Inc. (the “Company”) for the fiscal quarter ended June 30, 2016, could not be filed with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.

As previously disclosed in its Current Report on Form 8-K filed with the SEC on May 16, 2016, the Company and certain of its direct and indirect subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 cases are being administered jointly under the caption In re: SandRidge Energy Inc., et al., Case No. 16-32488 (the “Chapter 11 Cases”). The Debtors continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. Proofs of claim involving over 2,000 claims were filed on or prior to July 22, 2016, the claims bar date established in connection with the Chapter 11 Cases. The claims bar date applies to nearly all types of claims against the Debtors that arose or are deemed to have arisen prior to the petition date.

Due to the considerable time and resources management must devote to the Chapter 11 Cases and the related administrative requirements, including the initial review and reconciliation of, and establishment of reserves in connection with, the proofs of claim, the Company has been unable to complete the preparation of its Quarterly Report within its normal review cycle and has determined that it is unable to timely file its Quarterly Report without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip T. Warman	405	429-5500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the three- and six-month periods ended June 30, 2015 to the three- and six-month periods ended June 30, 2016 that may be reflected in the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016.

We, however, anticipate that total revenues and income from operations for the three- and six-month periods ended June 30, 2016 will be significantly lower than the three- and six-month periods ended June 30, 2015, due primarily to a decline in oil and natural gas production, largely resulting from natural declines in existing producing wells and a decrease in wells drilled in the 2016 periods compared to the 2015 periods, and a decline in the average prices received primarily for our oil and to a lesser extent, natural gas and natural gas liquids production.

We further anticipate that operating expenses will be significantly lower for the three- and six-month periods ended June 30, 2016 than the three- and six-month periods ended June 30, 2015 due primarily to a decline in production expenses primarily as a result of a decrease in well activity as a result of fewer wells being brought on production and reduction in workover activity, the elimination of the CO2 delivery shortfall penalty due to the termination of the CO2 delivery agreement with Occidental Petroleum Corporation in January 2016, the decreased incurrence of full cost ceiling limitation impairments resulting primarily from the significant decrease in oil prices, and to a lesser extent, natural gas prices, that began in the latter half of 2014 and continued throughout 2015 and into 2016, and a decrease in depreciation and depletion rates due primarily to the full cost ceiling limitation impairments recorded in 2015 and the first quarter of 2016.

Finally, we anticipate that other expenses, taxes and net loss attributable to noncontrolling interest will be significantly higher for the three- and six-month periods ended June 30, 2016 than the three- and six-month periods ended June 30, 2015 due primarily to reorganization items in the 2016 periods primarily consisting of net unamortized debt premiums and discounts, unamortized debt issuance costs and the remaining value of derivatives associated with the Company’s 8.125% Convertible Senior Notes due 2022, 7.5% Convertible Senior Notes due 2023 and 8.75% Senior Secured Notes due 2020 issued by the Company in October 2015 in connection with the acquisition of and termination of a gathering agreement with Piñon Gathering Company, LLC that were written-off on the date the Bankruptcy Petitions were filed, amounts related to the rejection of certain long-term contracts as approved by the Bankruptcy Court, and professional and legal fees incurred as a result of the Chapter 11 Cases.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

SandRidge Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2016	By	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).